

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

November 4, 2009

Mr. Michael W. Kinley
Chief Financial Officer
Cardero Resource Corp.
#1920 – 1188 West Georgia Street
Vancouver, British Columbia, V6E 4A2

      Re: **Cardero Resource Corp.**
              Form 20-F for Fiscal Year Ended October 31, 2008
              Filed April 30, 2009
              File No. 1-32345

Dear Mr. Kinley:

      We have completed our review of your filing and have no further comments at this time.

              Sincerely,

              Karl Hiller
              Branch Chief